Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma consolidated financial statements

1

The following unaudited pro forma consolidated financial statements of Brookfield Property Partners L.P. (the “partnership”) adjust the partnership’s consolidated balance sheet as at March 31, 2014 and consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013 principally to give effect to the acquisition of all of the outstanding common shares of Brookfield Office Properties Inc. (“BPO”), including the common shares of BPO that were issued and outstanding after the date of the offer to purchase and prior to the completion of the arrangement agreement (see below) upon the exercise of options or any other rights to acquire common shares of BPO (such options or rights, the “Other Securities”) not then owned by the partnership; and the related capital and financing structure to effect the acquisition. The pro forma statements of income also reflect adjustments to give effect to contractual arrangements established upon the acquisition of Brookfield Asset Management Inc.’s (“Brookfield”) commercial property operations (the “Business”) on April 15, 2013 (see below) by the partnership on a basis consistent with the presentation subsequent to the effective date of the acquisition of the Business by the partnership.

These pro forma adjustments are made as if such transactions occurred as of March 31, 2014 in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2013 in the case of the unaudited pro forma consolidated statements of income.

On April 15, 2013, Brookfield effected a reorganization (the “reorganization”) so that an interest in the Business, including office, retail, multi-family, industrial, and other assets, located in North America, Australia, Brazil and Europe, that has historically been owned and operated, both directly and through its operating entities, by Brookfield, was acquired by holding entities owned by Brookfield Property L.P. (the “operating partnership”), a subsidiary of the partnership. Accordingly, on April 15, 2013, Brookfield transferred a portion of the limited partnership interests it held in the partnership to holders of its Class A limited voting shares and Class B limited voting shares through a special dividend (the “spin-off”). At the time of spin-off, the partnership’s sole direct investment was in an interest in the Business through interests in the operating partnership. The partnership is the managing general partner of the operating partnership and controls the strategic financial and operating policy decisions of the operating partnership and benefits from the operating partnership’s activities through its ownership of the outstanding managing general partner units of the operating partnership. Through August 8, 2013, wholly-owned subsidiaries of Brookfield served as the general partner for the partnership and subsequent thereto, the management of the partnership was internalized. The effect of these transactions is included in the actual financial position as at December 31, 2013 and the results of operations for the year ended December 31, 2013 (effective April, 15, 2013) of the partnership. As disclosed in Note 2(b) of the partnership’s audited consolidated financial statements for the year ended December 31, 2013, the spin-off was accounted for as a continuity of interests.

On February 11, 2014, the partnership and its indirect subsidiaries, Brookfield Office Properties Exchange LP (“Exchange LP”) and Brookfield Property Split Corp. (“BOP Split” and collectively with the partnership and Exchange LP, the “Purchasers”), commenced an offer to acquire BPO through a tender offer for the common shares of BPO that they did not then own. Under the offer, each holder of BPO common shares was able to elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or, subject to certain conditions, one exchangeable limited partnership unit of Exchange LP, or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,866 million.

On March 20, 2014, the partnership announced that the Purchasers took up 195,880,947 BPO common shares tendered pursuant to the offer and extended the expiration of the offer to March 31, 2014. The BPO common shares taken up represented 70.48% of the BPO common shares held by BPO common shareholders not owned by the partnership and increased the partnership’s total ownership of BPO common shares to 445,243,508, representing 84.44% of the issued and outstanding BPO common shares (on a fully-diluted basis).

On April 1, 2014, the partnership announced that the Purchasers took up 24,149,997 additional BPO common shares tendered pursuant to the offer. The BPO common shares taken up increased the partnership’s total ownership of BPO common shares to 469,393,505, representing 89.02% of the issued and outstanding BPO common shares (on a fully-diluted basis).

2

On April 24, 2014, the partnership announced that the Purchasers entered into the arrangement agreement (together with the related restructuring steps and capital financing, the “arrangement”), pursuant to which they would pursue a second stage transaction with BPO to acquire the remaining BPO common shares, under which BPO shareholders will be offered the same consideration as was offered under the offer, subject to pro-ration.

In addition, pursuant to the arrangement, preference shares of BPO will be affected as follows:

i.	Holders of outstanding Class AAA preference shares Series G, Series H, Series J, and Series K of BPO may exchange their shares for Class A, senior preferred shares Series 1, Series 2, Series 3 and Series 4, respectively, of BOP Split, subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.
ii.	Holders who do not exchange such BPO preference shares will continue to hold such preference shares and the share conditions of such shares will be modified in order to provide for such preference shares to be exchangeable into limited partnership units of the partnership rather than common shares of BPO.
iii.	All voting preferred shares of BPO, other than those held by the Purchasers or their subsidiaries, will be redeemed by BPO.

All other BPO preferred shares and senior notes will not be affected by the arrangement and will continue to be listed on the Toronto Stock Exchange, as applicable.

Immediately following the arrangement, options and other share based compensation awards outstanding at BPO will be redeemed for cash and/or converted into the following interests in the partnership as follows:

i.	Vested in the money options will be redeemed for a cash payment equal to the in the money value (i.e., the value of the consideration determined using the price of the partnership’s limited partnership units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the option).
ii.	Unvested in the money options will be exchanged for unvested options of the partnership on a basis that preserves the in the money value at the time of the exchange with the options of the partnership having expiry dates and vesting terms consistent with the unvested options to be exchanged.
iii.	Each outstanding out of the money option (whether vested or unvested) will be exchanged for an option of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of the exchange and expiry dates and vesting terms consistent with the options to be exchanged.
iv.	Deferred share units awarded under such plans for the employees, officers and directors of BPO and BPO restricted shares will be exchanged for awards in respect of the partnership such that the fair market value is the same immediately before and after such exchange and other terms and conditions will be substantially the same before and after such exchange. Consequently, the pro forma consolidated financial statements do not reflect an adjustment for such units.

These pro forma consolidated financial statements assume that all options outstanding at BPO would be exercised prior to the completion of the arrangement.

In addition, holders of options may receive an additional award of options of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of the partnership. However, the pro forma consolidated balance sheet at March 31, 2014 and the consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013 assume no such options were yet outstanding.

3

The unaudited pro forma financial statements reflect adjustments for (i) the reorganization, the spin-off, and resulting tax effects and (ii) the acquisition of all the outstanding common shares of BPO as follows:

i.	Reorganization, spin-off and related effects for the acquisition of the Business:

•	The following pro forma adjustments to the pro forma statements of income have been made to present the results of operations for the period prior to the acquisition of the Business (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the acquisition on April 15, 2013. The adjustments reflect the impact of the reorganization, spin-off and acquisition of the Business as follows:

o	Pro forma impact on the consolidated statements of income of reflecting the ownership of interests in Brookfield’s Australian properties through participating loan notes for the periods prior to April 15, 2013.
o	Pro forma impact on the consolidated statements of income of the issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the partnership for the periods prior to April 15, 2013.
o	Pro forma impact on the consolidated statements of income of the issuance of $25 million of Preferred Shares by certain holding entities for the periods prior to April 15, 2013.
o	Pro forma impact on the consolidated statements of income of the reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the operating partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments for the periods prior to April 15, 2013.
o	Pro forma impact on the consolidated statements of income of the annual Management Fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement for the periods prior to April 15, 2013.

ii.	Acquisition of all the common shares of BPO not already owned by the partnership:

•	The acquisition of all outstanding common shares of BPO that are not already owned by the partnership, including the common shares of BPO that were issued and outstanding after the date of the offer to purchase and prior to the completion of the arrangement agreement upon the exercise of Other Securities. Under the offer and arrangement, each BPO shareholder was able to receive, for each BPO common share held by such shareholder, one limited partnership unit of the partnership or, subject to certain conditions, one exchangeable limited partnership unit of Exchange LP, or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,866 million.
•	The entering into of new unsecured term credit facilities of up to $2.5 billion, consisting of a $1.5 billion facility to fund the acquisition and a $1.0 billion revolving facility to replace the existing revolving facilities of the partnership. The partnership can also draw from the revolving facility to fund the acquisition. In total, the partnership expects to draw $1,764 million under the new credit facilities to fund the acquisition, net of a repayment of $102 million from the proceeds from the exercise of BPO options discussed below.
•	The reclassification of the accrued liabilities as of March 31, 2014 related to the issuance of limited partnership units of the partnership and exchangeable limited partnership units of Exchange LP and the additional draw-down on the credit facilities to purchase the 24,149,997 additional BPO common shares tendered pursuant to the offer at such date.
•	The exercise of all approximately 19.7 million outstanding options to purchase shares of BPO at an average price of $15.65 per share prior to the completion of the arrangement, generating $308 million of cash; accordingly, the partnership would use $102 million of this cash to pay down the acquisition facility, and use the remaining $206 million to repurchase approximately 10.2 million outstanding limited partnership units.

4

•	The exchange of the outstanding BPO Class AAA preference shares Series G, Series H, Series J, and Series K for Class A, senior preferred shares Series 1, Series 2, Series 3 or Series 4, respectively, of BOP Split, subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.
•	The resulting incremental equity enhancement fee of $2 million payable to Brookfield for the three months ended March 31, 2014 and an equity enhancement fee of $14 million payable to Brookfield for the year ended December 31, 2013.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management and are for informational purposes only and should be read in conjunction with the partnership’s financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the dates indicated, nor are they indicative of the partnership’s future results.

The accounting for certain of the above transactions will require the determination of pro forma adjustments to give effect to the transactions on the dates indicated. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements.

All financial data in these unaudited pro forma financial statements is presented in millions of U.S. dollars and has been prepared on a basis consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

5

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited Pro forma Consolidated Balance Sheet

		Pro Forma
As at March 31, 2014		Adjustments
			Pro Forma
	Brookfield Property	BPO Inclusion	Brookfield Property
(US$ Millions)	Partners L.P.	4 (a)	Partners L.P.

Assets
Non-current assets
Investment properties	$35,051	$-	$35,051
Equity accounted investments	9,208	-	9,208
Participating loan notes interests	685	-	685
Other non-current assets	5,821	-	5,821
Loans and notes receivable	102	-	102
	50,867	-	50,867
Current assets
Loans and notes receivable	1,073	-	1,073
Accounts receivable and other	1,295	-	1,295
Cash and cash equivalents	1,305	-	1,305
	3,673	-	3,673
Total assets	$54,540	$-	$54,540
Liabilities
Non-current liabilities
Debt obligations	$17,348	$449	$17,797
Capital securities	2,191	-	2,191
Other non-current liabilities	381	-	381
Deferred tax liability	1,898	-	1,898
	21,818	449	22,267
Current liabilities
Debt obligations	6,455	-	6,455
Capital securities	181	-	181
Accounts payable and other liabilities	2,100	(465)	1,635
	8,736	(465)	8,271
Total liabilities	30,554	(16)	30,538
Equity
Limited partners	4,733	827	5,560
General partner	4	-	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited	11,289	-	11,289
partner units of the operating partnership held by
Brookfield Asset Management Inc.
Limited partnership units of Brookfield Office	741	13	754
Properties Exchange LP
Interests of others in consolidated subsidiaries	7,219	(824)	6,395
Total equity	23,986	16	24,002
Total liabilities and equity	$54,540	$-	$54,540

See accompanying notes to the unaudited pro forma financial statements

6

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited Pro forma Consolidated Statements of Income

For the three months ended March 31, 2014		Pro Forma Adjustments
	Brookfield				Pro Forma
	Property	BPO	Equity	Total	Brookfield
	Partners	Inclusion	Enhancement	Acquisition	Property
(US$ Millions, except per unit amounts)	L.P.	4 (a)	4 (b)	of BPO	Partners L.P.

Commercial property revenue	$723	$-	$-	$-	$723
Hospitality revenue	275	-	-	-	275
Investment and other revenue	57	-	-	-	57
Total revenue	1,055	-	-	-	1,055
Direct commercial property expense	314	-	-	-	314
Direct hospitality expense	242	-	-	-	242
Interest expense	288	11	-	11	299
Administration and other expense	94	-	2	2	96
Total expenses	938	11	2	13	951
Fair value gains, net	568	-	-	-	568
Share of income from equity accounted investments	228	-	-	-	228
Income before income taxes	913	(11)	(2)	(13)	900
Income tax expense	(420)	3	-	3	(417)
Net income	$493	$(8)	$(2)	$(10)	$483

Net income attributable to:
Limited partnership	$77	$59	$(1)	$58	$135
General partner	-	-	-	-	-
Non-controlling interests:
Redeemable/exchangeable and special limited	292	(49)	(1)	(50)	242
partner units of the operating partnership held
by Brookfield Asset Management Inc.
Limited partnership units of Brookfield Office	3	16	-	16	19
Properties Exchange LP
Interests of others in consolidated subsidiaries	121	(35)	-	(35)	86
Net income	$493	$(9)	$(2)	$(11)	$482
Weighted average number of units – basic					244 million (d)
Basic earnings per unit					$0.55
Weighted average number of units – diluted					272 million (e)
Diluted earnings per unit					$0.52

See accompanying notes to the unaudited pro forma financial statements

7

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited Pro forma Consolidated Statements of Income

For the year ended December 31, 2013		Pro Forma Adjustments
	Brookfield		Adjusted Brookfield				Pro Forma
	Property	Reorganization	Property Partners	BPO	Equity	Total	Brookfield
	Partners	and Spin-off	L.P. prior to BPO	Inclusion	Enhancement	Acquisition	Property
(US$ Millions, except per unit amounts)	L.P.	Adjustments 4 (c)	Acquisition	4 (a)	4 (b)	of BPO	Partners L.P.
Commercial property revenue	$2,910	$(19)	$2,891	$-	$-	$-	$2,891
Hospitality revenue	1,168	-	1,168	-	-	-	1,168
Investment and other revenue	209	13	222	-	-	-	222
Total revenue	4,287	(6)	4,281	-	-	-	4,281
Direct commercial property expense	1,204	(5)	1,199	-	-	-	1,199
Direct hospitality expense	1,081	-	1,081	-	-	-	1,081
Interest expense	1,088	12	1,100	44	-	44	1,144
Administration and other expense	355	15	370	-	14	14	384
Total expenses	3,728	22	3,750	44	14	58	3,808
Fair value gains, net	870	2	872	-	-	-	872
Share of income from equity accounted investments	835	(11)	824	-	-	-	824
Income before income taxes	2,264	(37)	2,227	(44)	(14)	(58)	2,169
Income tax expense	(501)	125	(376)	11	-	11	(365)
Net income	$1,763	$88	$1,851	$(33)	$(14)	$(47)	$1,804

Net income attributable to:
Limited partnership	$118	$55	$173	$331	$(5)	$326	$499
General partner	-	-	-	-	-	-	-
Brookfield Asset Management Inc.	232	(232)	-	-	-	-	-
Non-controlling interests:
Redeemable/exchangeable and special limited	557	265	822	79	(9)	70	892
partner units of the operating partnership held by
Brookfield Asset Management Inc.
Limited partnership units of Brookfield Office	-	-	-	70	-	70	70
Properties Exchange LP
Interests of others in consolidated subsidiaries	856	-	856	(513)	-	(513)	343
Net income	$1,763	$88	$1,851	$(33)	$(14)	$(47)	$1,804
Weighted average number of units – basic							226 million (d)
Basic earnings per unit							$2.21
Weighted average number of units – diluted							255 million (e)
Diluted earnings per unit							$2.08

See accompanying notes to the unaudited pro forma financial statements

8

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE AND DESCRIPTION OF THE LIMITED PARTNERSHIP

Brookfield Property Partners L.P. (the “partnership”) was established on January 3, 2013 by Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) as the primary entity through which it and its affiliates will own and operate commercial property on a global basis.

The partnership’s sole direct investment is a managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in the commercial property operations. Prior to August 8, 2013, the partnership’s interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the “Class A LP Units”) of the operating partnership.

The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. The partnership is a subsidiary of Brookfield. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

2. BASIS OF PRESENTATION

The partnership’s unaudited pro forma consolidated balance sheet as at March 31, 2014 and unaudited pro forma consolidated statements of income for the three months ended March 31, 2014 have been prepared assuming:

•	The impact of the reorganization, spin-off and related effects for the acquisition of the commercial property operations (the “Business”) of Brookfield by the partnership to give effect to such transactions on a consistent basis of presentation under the continuity of interests basis for the periods presented prior to the effective date of the acquisition of the Business and related transactions on April 15, 2013, on the pro forma consolidated statements of income.
•	The acquisition of all of the outstanding common shares of Brookfield Office Properties Inc. (“BPO”) not currently owned by the partnership and related capital and financing structure to effect the acquisition.
•	The exercise of all approximately 19.7 million outstanding options to purchase shares of BPO at an average price of $15.65 per share, generating $308 million of cash; accordingly, the partnership would use $102 million of this cash to pay down the acquisition facility, and use the remaining $206 million to repurchase approximately 10.2 million outstanding limited partnership units.
•	The exchange of the outstanding BPO Class AAA preference shares Series G, Series H, Series J, and Series K for Class A, senior preferred shares Series 1, Series 2, Series 3 and Series 4, respectively, of Brookfield Property Split Corp. (“BOP Split”), subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.
•	The resulting incremental equity enhancement fee of $2 million payable to Brookfield for the three months ended March 31, 2014 and an equity enhancement fee of $14 million payable to Brookfield for the year ended December 31, 2013.

These unaudited pro forma consolidated financial statements assume the above transactions occurred as of March 31, 2014, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2013, in the case of the unaudited pro forma consolidated statements of income, and with respect to the acquisition of the Business, the pro forma adjustments are made to the extent not already included in the partnership’s actual reported consolidated statement of income for the year ended December 31, 2013.

The partnership’s unaudited pro forma consolidated financial statements have been prepared using the unaudited condensed consolidated financial statements of the partnership as at and for the three months ended March 31, 2014 and the consolidated financial statements of the partnership for the year ended December 31, 2013, incorporated by reference into this document.

9

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management and are for informational purposes only and should be read in conjunction with the partnership’s financial statements and related disclosures. The preparation of these unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the partnership’s future results.

3. SIGNIFICANT ACCOUNTING POLICIES

The partnership presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies used in the preparation of the partnership’s unaudited pro forma consolidated financial statements are those that are set out in the partnership’s consolidated financial statements for the year ended December 31, 2013, incorporated by reference into this document. Accounting policies applied in accounting for the impacts of the acquisition of the common shares of BPO and the reorganization and spin-off transactions in the unaudited pro forma financial statements are summarized herein.

4. PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2 to the unaudited pro forma consolidated financial statements, Basis of Presentation. The unaudited pro forma consolidated financial statements adjust the partnership’s consolidated financial statements to give effect to the acquisition of all of the outstanding common shares of BPO not currently owned by the partnership and the related capital and financing structure to effect the acquisition (see Note 4(a) below). Certain other pro forma adjustments are also included to reflect the acquisition of the Business by the partnership and related transactions using a consistent basis of presentation for the periods prior to the effective date of the acquisition of the Business and related transactions on April 15, 2013 (see Note 4(c) below):

(a)	Acquisition of the common shares of BPO

On February 11, 2014, the partnership, together with its indirect subsidiaries BOP Split and Brookfield Office Properties Exchange LP (“Exchange LP”, and collectively with the partnership and BOP Split, the “Purchasers”) commenced an offer to acquire BPO through a tender offer for the common shares of BPO that they did not then own. Under the offer, each holder of BPO common shares was able to elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or, subject to certain conditions, one exchangeable limited partnership unit of Exchange LP, or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,866 million.

On March 20, 2014, the partnership announced that the Purchasers took up 195,880,947 BPO common shares tendered pursuant to the offer and extended the expiration of the offer to March 31, 2014. This was completed through the issuance of $1,315 million of debt by the partnership through a credit facility to finance the cash portion and the issuance of 131,235,397 limited partnership units of the partnership and exchangeable limited partnership units of Exchange LP. The BPO common shares taken up represented 70.48% of the BPO common shares held by BPO common shareholders not owned by the partnership and increased the partnership’s total ownership of BPO Common Shares to 445,243,508, representing 84.44% of the issued and outstanding BPO common shares (on a fully-diluted basis).

On April 1, 2014, the partnership announced that the Purchasers took up 24,149,997 additional BPO common shares tendered pursuant to the offer, through the issuance of $162 million of debt through a credit facility to finance the cash portion and the issuance of 16,179,902 limited partnership units of the partnership and exchangeable limited partnership units of Exchange LP. The BPO common shares taken up increased the partnership’s total ownership of BPO common shares to 469,393,505, representing 89.02% of the issued and outstanding BPO common shares (on a fully-diluted basis).

10

On April 24, 2014, the partnership announced that the Purchasers entered into the arrangement agreement, pursuant to which they would pursue a second stage transaction with BPO to acquire the remaining BPO common shares, under which BPO shareholders will be offered the same consideration as was offered under the offer, subject to pro-ration.

In addition, pursuant to the arrangement, preference shares of BPO will be affected as follows:

i.	Holders of outstanding Class AAA preference shares Series G, Series H, Series J, and Series K of BPO may exchange their shares for Class A, senior preferred shares Series 1, Series 2, Series 3 and Series 4, respectively, of BOP Split, subject to minimum listing requirements and a maximum of 1,000,000 Class A senior preferred shares of BOP Split issued per series.
ii.	Holders who do not exchange such BPO preference shares will continue to hold such preference shares and the share conditions of such shares will be modified in order to provide for such preference shares to be exchangeable into limited partnership units of the partnership rather than common shares of BPO.
iii.	All voting preferred shares of BPO, other than those held by the Purchasers or their subsidiaries, will be redeemed by BPO. The redemption of these shares does not have a significant impact on the pro forma financial statements.

All other BPO preferred shares and senior notes will not be affected by the arrangement and will continue to be listed on the Toronto Stock Exchange, as applicable.

Immediately following the arrangement, options and other share based compensation awards outstanding at BPO will be redeemed for cash and/or converted into the following interests in the partnership:

i.	Vested in the money options will be redeemed for a cash payment equal to the in the money value (i.e., the value of the consideration determined using the price of the partnership’s limited partnership units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the option).
ii.	Unvested in the money options will be exchanged for unvested options of the partnership on a basis that preserves the in the money value at the time of the exchange with the options of the partnership having expiry dates and vesting terms consistent with the unvested options to be exchanged.
iii.	Each outstanding out of the money option (whether vested or unvested) will be exchanged for an option of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of the exchange and expiry dates and vesting terms consistent with the options to be exchanged.
iv.	Deferred share units awarded under such plans for the employees, officers and directors of BPO and BPO restricted shares will be exchanged for awards in respect of the partnership such that the fair market value is the same immediately before and after such exchange and other terms and conditions be substantially the same before and after such exchange. Consequently, the pro forma consolidated financial statements do not reflect an adjustment for such units.

These pro forma consolidated financial statements assume that all options outstanding at BPO would be exercised prior to completion of the arrangement.

In addition, holders of options may receive an additional award of options of the partnership with a strike price equal to the value of a limited partnership unit of the partnership at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of the partnership. However, the pro forma consolidated balance sheet at March 31, 2014 and the consolidated statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013 assume no such options were yet outstanding.

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The unaudited pro forma balance sheet and statements of income have been adjusted to reflect the following pro forma assumptions, each assuming the completion of the arrangement: (i) the issuance of approximately $784 million of the partnership’s limited partnership units, reflecting the issuance of 38.8 million limited partnership units in connection with the acquisition of the remaining BPO common shares pursuant to the arrangement at the closing price of limited partnership units on May 28, 2014, net of a contributed surplus adjustment of $41 million reflecting the difference between the carrying value and the acquisition price of the BPO shares and options acquired as at March 31, 2014; (ii) the issuance of $389 million of additional debt by the partnership through a credit facility to finance the cash portion of the BPO common shares acquired pursuant to the arrangement at March 31, 2014, resulting in a total draw on the term acquisition and revolving credit facilities, both of which were entered into in connection with the acquisition of BPO, of $1,866 million; (iii) the exercise of all approximately 19.7 million outstanding options to purchase shares of BPO at an average price of $15.65 per share, generating $308 million of cash; accordingly, the partnership would use $102 million of this cash to pay down the acquisition facility and use the remaining $206 million to repurchase approximately 10.2 million limited partnership units; (iv) the elimination of the approximate 8% non-controlling interest attributable to others of BPO in the partnership’s consolidated net assets in the amount of $824 million at March 31, 2014, the elimination of the approximate 46% weighted-average non-controlling interest attributable to others in the partnership’s consolidated net income in the amount $35 million for the three month period ended March 31, 2014, and the elimination of the approximate 50% non-controlling interest attributable to others in the partnership’s consolidated net income in the amount of $513 million for the year ended December 31, 2013; (v) the adjustment to interest expense to reflect interest costs of $8 million (net of a reduction in income tax expense of $3 million as a result of the deduction of interest expense for income tax purposes at an estimated tax rate of 25%) and $33 million (net of reduction in income tax expense of $11 million) for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, both estimated at a 2.5% interest rate, based on the terms of the term acquisition credit facility to fund the offer and the revolving credit facility; and (vi) the reclassification of $465 million of accrued liabilities at March 31, 2014 related to the issuance of $162 million of debt and approximately 16.2 million limited partnership units of the partnership and exchangeable limited partnership units of Exchange LP in connection with the acquisition of the BPO common shares tendered during the extension period of the offer.

(b)	Equity Enhancement related to acquisition of the common shares of BPO

The partnership pays a quarterly equity enhancement distribution to Brookfield Property Special L.P. of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the spin-off (see Note 4 (c) below), subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the New York Stock Exchange (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

The unaudited pro forma consolidated statement of income for the three months ended March 31, 2014 reflects an incremental equity enhancement distribution of $2 million that would have been incurred during this period had the BPO transaction described in Note 4(a) occurred on January 1, 2013. Similarly, the unaudited pro forma consolidated statement of income for the year ended December 31, 2013 reflects an equity enhancement distribution of $14 million that would have been incurred between April 15, 2013 (the date of the spin-off) and December 31, 2013 had the BPO transaction described in Note 4(a) occurred on January 1, 2013. However, the initial market capitalization on spin-off is assumed to remain what it had been on the initial date of the spin-off. The equity enhancement distribution is calculated using the five day volume weighted average closing prices of the partnership’s limited partnership units on the New York Stock Exchange for the period ended March 31, 2014 and December 31, 2013, respectively. In addition, Brookfield has agreed to forego the equity enhancement fee on the acquisition facility described in Note 4(a), which is also considered in the pro forma adjustment.

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(c)	Spin-off and related effects for the acquisition of the Business

On April 15, 2013, Brookfield effected a reorganization (the “reorganization”) so that an interest in the Business, including office, retail, multi-family, industrial and other assets, located in North America, Australia, Brazil and Europe, that has historically been owned and operated, both directly and through its operating entities, by Brookfield, was acquired by holding entities owned by Brookfield Property L.P. (the “operating partnership”). Accordingly, on April 15, 2013, Brookfield transferred a portion of the limited partnership interests it held in the partnership to holders of its Class A limited voting shares and Class B limited voting shares through a special dividend (the “spin-off”). As disclosed in Note 2(b) of the partnership’s audited consolidated financial statements for the year ended December 31, 2013, the spin-off was accounted for as a continuity of interests.

•	The following pro forma adjustments to the pro forma statements of income have been made to present the results of operations for the period prior to the acquisition of the Business (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the acquisition on April 15, 2013. The adjustments reflect the impact of the reorganization, spin-off and acquisition of the Business as follows:

i.	Pro forma impact on the consolidated statements of income reflecting the ownership of interests in Brookfield’s Australian properties through participating loan notes for the periods prior to April 15, 2013.
ii.	Pro forma impact on the consolidated statements of income of the issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the partnership for the periods prior to April 15, 2013. The related dividends have been adjusted to include the pro forma effect on interest expense in the amount of $22 million for the period from January 1, 2013 to April 15, 2013.
iii.	Pro forma impact on the consolidated statements of income of the issuance of $25 million Preferred Shares by certain holding entities for the periods prior to April 15, 2013. The unaudited pro forma consolidated statement of income for the year ended December 31, 2013 has been adjusted for the pro forma effect of the interest expense from these Preferred Shares in the amount of $0.3 million for the period from January 1, 2013 to April 15, 2013.
iv.	Pro forma impact on the consolidated statements of income of the reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the operating partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments for the periods prior to April 15, 2013. The unaudited pro forma consolidated statement of income for the year ended December 31, 2013 adjusts net income attributable to limited partnership units, Brookfield and non-controlling interests attributable to redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc. by $55 million, $320 million and $265 million, respectively for the allocation of net income based on the partnership equity issued as at December 31, 2013. The aggregate impact of the reorganization on income tax expense in the pro forma consolidated statement of income, giving effect to certain elements of the reorganization that were completed in the first quarter of 2013 as though they occurred on January 1, 2013, is a decrease of $122 million for the year ended December 31, 2013.
v.	Pro forma impact on the consolidated statements of income of the annual Management Fee of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement for the periods prior to April 15, 2013. The pro forma consolidated statements of income reflects a pro forma charge of $15 million for the period January 1, 2013 to April 15, 2013 with the associated tax effects of $3 million representing an estimate of the management fee that would have been paid by the partnership to a subsidiary of Brookfield during the period if the spin-off were completed on January 1, 2013.

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(d)	Pro forma earnings per limited partnership unit – basic

The pro forma weighted average number of units and the earnings per unit assume that approximately 244 million and 226 million units of the partnership were issued and outstanding for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

(e)	Pro forma earnings per limited partnership unit - diluted

The calculation of pro forma diluted weighted average shares outstanding at March 31, 2014 assumes the Class AAA preference shares Series G, Series H, Series J, and Series K not exchanged for Class A senior preferred shares Series 1, Series 2, Series 3, and Series 4, respectively, of BOP Split are converted into limited partnership units of the partnership, resulting in approximately 27.7 million and 29.1 million additional limited partnership units during the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

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